SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated August 28, 2006

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form

40-F.)

Form 20-F       X            Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of

1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-

2(b);82-             )

Enclosure: Swedish Match Extraordinary shareholders meeting

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date: August 28. 2006	By:	/s/ Bertil Raihle
Bertil Raihle
Vice President Corporate Control

PRESS RELEASE

28 August, 2006

Stockholmsbörsen: SWMA

Swedish Match Board of Directors Calls for Extraordinary Shareholders Meeting

The Board of Directors of Swedish Match has decided to call an extraordinary shareholders’ meeting on December 4th 2006. The meeting will be held at the Company’s headquarters in Stockholm. At the shareholders meeting it is proposed that a decision will be made to reduce the share capital by cancelling 20,596,181 repurchased shares equivalent to 6.9 percent of the number of shares of Swedish Match and to restore the share capital through a bonus issue without issuing new shares.

It will further be proposed that the Board of Directors gets a renewed mandate to repurchase shares from the extraordinary meeting of the shareholders until the next Annual General Meeting in April 2007.

Additional items, if any, will be described in the formal notice of the agenda for the meeting which will be published no later than November 6th, 2006.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff, cigars, pipe tobacco and chewing tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,153 MSEK for the twelve month period ending June 30, 2006. Swedish Match shares are listed on Stockholmsbörsen (SWMA).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: +46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com